UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 0-21371

CUSIP Number: 03820G106

(Check One):    ☒ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☐ Form 10-Q        ☐ Form N-SAR

For Period Ended: December 31, 2002

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Applied Imaging Corp.

Full Name of Registrant

N/A

Former Name if Applicable

2380 Walsh Avenue, Building B

Address of Principal Executive Office (Street and Number)

Santa Clara, CA 95051

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Applied Imaging announced on February 3, 2003 that it was conducting an internal investigation of a limited number of sales in 2001 to 2002 to some distributors to determine compliance with the company’s revenue recognition policy. Upon the completion of the company’s internal investigation, the company concluded that verbal undertakings had been given on certain sales transactions that, had they been known at the time, would have served to defer the recognition of the related revenue by, generally, one or two quarters. The impact of the revenue deferral on previously-issued financial statements is estimated to reduce revenue in the fourth quarter and full year 2001 by $250,000, reduce revenue in the first quarter of 2002 by $152,000, increase revenue in the second quarter of 2002 by $26,000 and reduce revenue in the third quarter of 2002 by $239,000. While the company concluded that the impact of the revenue recognition matter on each quarter in question was not necessarily material, the company intends to restate its financial results for fiscal year 2001 and the first three quarters of fiscal 2002. Because of the effort and expense required to complete the restatement for these prior periods, the company will be unable to file its Form 10-K for fiscal 2002 by March 31, 2003. The company estimates that it will file its Form 10-K for fiscal 2002 on or before the fifteenth calendar day following the prescribed due date.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Barry Hotchkies, Vice President, Chief Financial Officer

(Name)

(408) 562-0250

(Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

See Part III.

Applied Imaging Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003	By	/s/ BARRY HOTCHKIES

Barry Hotchkies Vice President, Chief Financial Officer